UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 6, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS
Investor Relations

Shareholder Letter

August 2013

Financial Highlights*

(Figures in € billion, unless otherwise stated)

2012	Q3 2012	Q3 2013


77.0
+21%
17.8
21.1
Orders
78.5
-1%
19.5
19.2
Revenues
4.3
+43%
0.8
1.1
Income

2012	Q3 2012	Q3 2013
4.74	0.85	1.27

Earnings per share in €

2012
3.00

Dividends per share in €

(*) Changes are adjusted for portfolio and currency translation effects

Ladies and Gentlemen, dear Shareholder,



During the past weeks you have heared, seen and read a lot about us. On July 25, 2013, we released a profit warning as Siemens does not expect to achieve its 2014 margin target. Joe Kaeser (56), former Chief Financial Officer (CFO), has been designated the new President and CEO of Siemens AG, effective August 1, 2013. Peter Löscher resigned his position and left the Managing Board of Siemens AG by mutual consent. These changes were unanimously approved by the Supervisory Board of Siemens AG at its meeting on July 31, 2013. "The company is most definitely not in a crisis, and it is not in need of major restructuring. But we've been too preoccupied with ourselves lately and we're facing challenges with respect to profitability against our competitors. The most important task ahead of me at the moment is to steer Siemens back into calm waters and build a powerful team - because as a team, we're virtually unbeatable", said Joe Kaeser. By autumn, we'll provide more information about the realignment of the company program 'Siemens 2014' and about the medium-term prospects for the company.

Just a brief look at the fiscal year 2013 third quarter results: orders grew substantially due to a large order to supply and maintain trains at Infrastructure & Cities. Revenues were just shy of previous year quarterly results. Net income increased substantially, mainly driven by a positive effect related to the divestment of Nokia Siemens Networks.

On the next few pages, we elaborate to you further on some developments of each sector during the past quarter. As our feature topic in this issue, we provide you with details on the progress of the portfolio optimization within the 'Siemens 2014' productivity program. Finally, we answer some of the key questions regarding the successful OSRAM spin-off.

I would like to thank you, our shareholders, for your continuous commitment towards Siemens and wish all of you a relaxing and calm summer time.

Kind Regards,

Mariel von Drathen, Head of Investor Relations, Siemens AG

Share Performance 02
News from our Sectors 02
Feature Topic 04

Shareholder Letter | August 2013 2

Share Performance

Current Siemens share price stands at €82.31(1)

The DAX has shown a positive trend since last August, rising by approx. +23% year-on-year. The Siemens share rose during the same period by approx. +19%

On July 8, 2013, Siemens shares have been traded ex-OSRAM for the first time, following the first trading day of OSRAM Licht AG, and rose by +4.2%

On Wednesday July 31, 2013, the day we announced the Q3 2013 results as well as the change of leadership in Siemens Managing Board, the Siemens share rose by +2.03% from the previous close, outperforming the DAX; therefore the stock almost paired its losses caused by the previous profit warning from July 25, 2013

For further information: http://www.siemens.com/investor/en/siemens_share.htm

Last price: EUR 82.31(1)

Siemens

DAX

August 2012 July 2013

(1) Closing price on July 31, 2013

News from our sectors

Energy

Q3 2013 results:

Orders higher year-on-year, whilst revenues decreased moderately in a competitive environment

Profit held back by charges in connection with ‘Siemens 2014’ and related to the inspection and retrofitting of onshore wind turbines in the U.S.

World’s largest offshore wind farm with 175 Siemens wind turbines inaugurated

On June 4, 2013, London Array, the world’s largest operational offshore wind power plant to date has officially been inaugurated in Margate, Kent. Rated at 630 MW, Phase One of London Array generates enough energy to power ~500,000 British homes and displaces over 900,000 tonnes of CO2 a year. Siemens supplied 175 wind turbines, the grid connections and will provide service under a long-term agreement together with Dong Energy (for further information, please click here)

Siemens supplies power plant components to Algeria

Siemens has been awarded a contract to supply power plant components, including six F-class gas turbines, for the Ras Djinet and Ain Arnat combined cycle power plants (CCPP) in Algeria. Together, the two power plants will have an installed electrical capacity of more than 2,000 MW and will supply power to over five million households on Algeria’s Mediterranean coast. (for further information, please click here)

Healthcare

Q3 2013 results:

Strong profit performance due primarily to improvements in the sector’s cost position

Order intake and revenue increased year-on-year

Siemens Healthcare receives the reddot design award for its mobile x-ray system

Mobilett Mira is a digital mobile x-ray system with high-resolution imaging quality comparable to that of stationary X-ray imaging systems. Depending on customer requirements and budget, Mobilett Mira is available with either a wireless or wired detector. The 180-degree rotating swivel arm provides flexible access to the patient. Thanks to an integrated motor, the unit is particularly easy to manoeuvre.

Statement by the jury

“Since the electric cables are concealed within the swivel arm, the device provides excellent manoeuvrability and flexibility.”

Shareholder Letter | August 2013 3

News from our sectors

Industry

Q3 2013 results:

Orders up for the period while revenue declined year-on-year

Profit lower year-on-year mainly due to charges related to the reduction of costs associated with administrative processes and improvement of global footprint

Large-scale order from India: 60 new gear units for coal-fired power plants

Siemens Drive Technologies has received an order from Bharat Heavy Electricals Ltd. (BHEL), India, to supply 60 gear units for coal mills. The state-owned, Indian utility company is planning to build and expand several coal-fired power plants. The new gear units will drive the vertical mills which grind the coal in these plants. Grinding the coal is the first step in generating power in a coal-fired power plant (for further information, please click here)

Siemens acquires Preactor, a developer of software solutions for efficient automated production planning processes

On June 3, 2013, Siemens signed an agreement to acquire the Preactor Group headquartered in Chippenham, UK. Founded in 1992, Preactor currently employs a workforce of 70. Alongside its base in the UK, the company is also represented in North America, India, France, Spain and China. Preactor’s APS planning software has been installed by over 4,500 multinational companies in 75 countries, and is used to drive down production costs, boost productivity and improve adherence to delivery deadlines. With this acquisition, Siemens further expands its international lead in the industry software market. Once the deal is complete, the UK-based company will be assigned to the Siemens Industry Automation Division (for further information, please click here)

Infrastructure & Cities

Q3 2013 results:

Significant charges related to ‘Siemens 2014’ lead to a quarterly loss in the Sector

Orders climbed substantially primarily due to a large order at Rail Systems

Thameslink route through London: Siemens to deliver trains worth circa 1.8 billion euros

Siemens has secured an order for the supply of 1,140 new commuter rail carriages in Great Britain for a total of around 1.6 billion pounds (approximately 1.8 billion euros). In addition, Siemens will be responsible for the long-term maintenance of the fleet and overseeing construction of two new train maintenance depots. This is the largest order that Siemens has ever won in Great Britain and one of the biggest orders for Siemens’ global rolling stock business. Siemens partnered with Cross London trains (XLT) for this important contract. XLT is a consortium comprising Siemens Project Ventures GmbH, Innisfree Limited and 3i Infrastructure plc and will be responsible for financing the deal (for further information, please click here)

How does Siemens assess the further course of fiscal year 2013?

For fiscal 2013, we expect clear order growth and a moderate decline in revenue compared to the prior year, both on an organic basis.

Charges associated with the ‘Siemens 2014’ program in the sectors are expected to total approximately 1.0 billion euros for the full fiscal year.

Given these developments and financial results for the first nine months, we expect income from continuing operations of 4.0 billion euros in fiscal 2013 including the solar business and NSN. This outlook excludes other significant portfolio effects and legal and regulatory matters in the fourth quarter.

Shareholder Letter | August 2013 4

Siemens 2014

Strengthen the Core – Progress with Portfolio Optimization

Cost Reduction

all sectors have identified a large number of improvement projects and started execution

Strengthen Core Activities

strengthen leading businesses, find sustainable solutions for underperforming businesses

Go-to-market

Optimized Infrastructure

Simplified Governance

Nokia Siemens Networks:

Nokia Corporation and Siemens AG announced on July 1, 2013, that they have entered into a definitive agreement pursuant to which Nokia acquires Siemens’ entire 50% stake in their joint venture, Nokia Siemens

Networks. The acquisition has been approved by the Board of Directors of Nokia as well as the Managing and Supervisory Boards of Siemens, and is subject to the customary regulatory approval process. The transaction is expected to close during the third calendar quarter of 2013. Upon closing of the planned acquisition, Nokia Siemens Networks will become a wholly owned subsidiary of Nokia.

The purchase price totals 1.7 billion euros, of which 1.2 billion euros will be paid in cash and 0.5 billion euros will be paid in the form of a secured loan due one year from closing.

OSRAM:

After the close of the third quarter, Siemens completed the spin-off and listing of OSRAM. Siemens will report its remaining 17.0% stake in OSRAM within Equity Investments and will contribute an additional 2.5% stake to the Siemens Pension Trust e.V. Siemens expects a modest positive result related to the OSRAM spin-off within discontinued operations in the fourth quarter.

On the first day of trading, July 8, 2013, the shares of OSRAM Licht AG opened with an initial price of 24 euros. The stocks gained approx. +19.5% within the first 10 trading days. During the same period Siemens shares also increased by approx. +11.1%.

Invensys Rail:

Siemens successfully closed the acquisition of Invensys Rail and the integration is on track. Invensys Rail is a leading supplier of signaling and control equipment for rail, with a strong footprint and a well established reputation in its domestic markets UK, Spain, the U.S. and Australia. This extends Siemens’ Rail Automation existing presence in countries such as Germany, Austria, Switzerland as well as China and India. In recent years, Invensys Rail has also successfully expanded its business into fast-growing emerging regions. The combined Invensys Rail and Siemens product portfolio will offer a full range of automation and optimization products, solutions and services, covering all customer segments.

The growth outlook of the global rail automation market is driven by increasing urbanization and the demand for enhanced mobility including new and extended mass transit and commuter systems. Significant synergy potential is expected from the combination of territories and technologies together with cost savings in procurement, portfolio, engineering and SG&A. Synergies of over 100 million euros are expected, to be fully achieved by 2018.

Nokia Seimens Network

Divestment of Siemens’ 50% stake in Nokia Siemens Networks

OSRAM OSRAM

Spin-off of OSRAM successfully completed on July 5, 2013

Acquisition of Invensys Rail on May 2, 2013

Shareholder Letter | August 2013 5

Frequently Asked Questions

On July 8, 2013, the shares of OSRAM Licht AG have been traded at the stock exchange for the first time. In this issue of our Shareholder Letter, we would like to answer some of the Spin-off related questions

How and when did the Spin-Off become effective?

The Spin-off of OSRAM Licht AG from Siemens became effective as of July 5, 2013, with the final entry in the Commercial Register.

The spin-off is made on the basis of the Spin-Off and Acquisition Agreement of November 28, 2012, authorized by the general meetings of Siemens on January 23, 2013 and of OSRAM Licht AG on January 21, 2013

Where are OSRAM shares being traded / listed?

The shares of OSRAM Licht AG are listed and traded at the regulated market of the Frankfurt and Munich Stock Exchanges, as well as to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange under the ticker symbol “OSR” (WKN: LED400; ISIN: DE000LED4000)

What are the tax consequences of the Spin-off for Siemens shareholders?

The Spin-Off of the shares in OSRAMBeteiligungen GmbH leads to tax consequences for the shareholders of Siemens AG. The relevant effects have been addressed by the Joint Spin-Off Report of the Managing Boards of Siemens AG and Osram Licht AG. Reference is made to p. 84 sq. of the Report

(for further information, please click here)

Financial Calendar

Nov 7 Jan 28 May 8

4th quarter 2013 financial results

1st quarter 2014 financial results & AGM

2nd quarter 2014 financial results

For further information: http://www.siemens.com/investor/en/financial_calendar.htm

We are happy to answer all of your questions

Investor Relations:

+49 (89) 636 32474

investorrelations@siemens.com http://www.siemens.com/investor Address:

Siemens AG

Wittelsbacherplatz 2 80333 Munich Germany

Your Siemens IR Team

Notes and Forward-Looking Statements

This document includes supplemental financial measures that are or may be non-GAAP financial measures. New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 6, 2013	/s/	MARIEL VON DRATHEN
	Name:	Mariel von Drathen
	Title:	Head of Investor Relations

/s/	TOBIAS ATZLER
Name:	Tobias Atzler
Title:	Manager Investor Relations